Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR FISCAL 2022

VANCOUVER, British Columbia – April 14, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports production and sales figures for the fiscal year 2022 ended March 31, 2022 (“Fiscal 2022”). The Company expects to release its Fiscal 2022 audited financial results on Thursday, May 26, 2022 after market close.

In Fiscal 2022, the Company produced approximately 6.1 million ounces of silver, 3,400 ounces of gold, 64.4 million pounds of lead, and 26.8 million pounds of zinc, slightly below the guidance of 6.3 to 6.6 million ounces of silver, 65.7 to 68.9 million pounds of lead, and 26.9 to 28.5 million pounds of zinc. The shortfall was mainly due to the disruptions arising from the mining contract renewal negotiation process and the heavy rainfall experienced at the Ying Mining District as reported in previous quarters.

The Company reiterates its Fiscal 2023 production guidance of 7.0 to 7.3 million ounces of silver, 6,300 to 7,900 ounces of gold, 68.4 to 71.3 million pounds of lead, and 32.0 to 34.5 million pounds of zinc. Fiscal 2023 production guidance represents anticipated increases of 14% to 19% in silver, 85% to 132% in gold, 6% to 11% in lead, and 19% to 29% in zinc compared to Fiscal 2022 production results.

FISCAL 2022 OPERATING HIGHLIGHTS

  At the Ying Mining District, 681,398 tonnes of ore were mined, up 5% over Fiscal 2021, and 684,293 tonnes of ore were milled, up 5% over Fiscal 2021. Approximately 5.5 million ounces of silver, 3,400 ounces of gold, 54.9 million pounds of lead, and 6.8 million pounds of zinc were produced, representing decreases of 2%, 3%, 5%, and 2%, respectively, in silver, gold, lead, and zinc over Fiscal 2021.

  At the GC Mine, 314,882 tonnes of ore were mined, comparable to 314,900 tonnes in Fiscal 2021, and 318,042 tonnes of ore were milled, up 1% over Fiscal 2021. Approximately 640 thousand ounces of silver, 9.5 million pounds of lead, and 20.0 million pounds of zinc were produced, representing decreases of 11%, 9% and 5%, respectively, in silver, lead, and zinc over Fiscal 2021.

  On a consolidated basis, 996,280 tonnes of ore were mined, up 3% over Fiscal 2021, and 1,002,335 tonnes of ore were milled, up 4% over Fiscal 2021. Approximately 6.1 million ounces of silver, 3,400 ounces of gold, 64.4 million pounds of lead, and 26.8 million pounds of zinc were produced, representing decreases of 3%, 3%, 6%, and 4%, respectively, in silver, gold, lead, and zinc over Fiscal 2021.

  On a consolidated basis, the Company sold approximately 6.3 million ounces of silver, 63.6 million pounds of lead, 26.8 million pounds of zinc, and 3,400 ounces of gold, representing decreases of 1%, 5%, and 4%, respectively, in silver, lead, zinc and an 8% increase in gold sold excluding the one-time sale of 1,200 ounces of gold from the BYP Mine in Fiscal 2021.

The consolidated operational results for the past five quarters are summarized as follows:

Consolidated	Q4 F2022	Q3 F2022	Q2 F2022	Q1 F2022	Q4 F2021	Year ended March 31,
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	2022	2021
Production Data
Ore Mined (tonne)	180,505	292,072	292,468	231,235	163,072	996,280	964,925
Ore Milled (tonne)	182,670	304,772	271,816	243,077	180,674	1,002,335	967,581

Head Grades
Silver (gram/tonne)	213	205	214	207	228	209	223
Lead (%)	3.2	3.1	3.2	3.2	3.3	3.2	3.4
Zinc (%)	1.4	1.5	1.6	1.7	1.5	1.5	1.7

Recovery Rates
Silver (%)	94.2	93.8	94.1	93.2	92.5	93.8	92.7
Lead (%)	95.2	94.4	94.5	94.6	94.3	94.6	95.0
Zinc (%)	75.8	80.1	79.3	80.7	79.0	79.3	80.0

Metal production
Silver (in thousands of ounces)	1,146	1,834	1,696	1,474	1,195	6,149	6,331
Gold (in thousands of ounces)	0.5	1.1	0.8	1.0	0.3	3.4	3.5
Lead (in thousands of pounds)	11,962	18,978	17,613	15,878	12,156	64,431	68,430
Zinc (in thousands of pounds)	4,101	8,030	7,483	7,198	4,672	26,812	28,011

Metals sold
Silver (in thousands of ounces)	1,173	1,721	1,729	1,642	1,056	6,265	6,315
Gold (in thousands of ounces)	0.5	1.1	0.8	1.0	0.7	3.4	4.7
Lead (in thousands of pounds)	12,279	17,155	17,319	16,810	10,876	63,563	67,118
Zinc (in thousands of pounds)	4,340	7,588	7,626	7,255	4,580	26,809	27,914

The operational results at the Ying Mining District for the past five quarters are summarized as follows:

Ying Mining District	Q4 F2022	Q3 F2022	Q2 F2022	Q1 F2022	Q4 F2021	Year ended March 31,
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	2022	2021
Production Data
Ore Mined (tonne)	130,612	200,946	206,933	142,907	112,561	681,398	650,025
Ore Milled (tonne)	131,731	214,982	182,173	155,407	131,725	684,293	651,402

Head Grades
Silver (gram/tonne)	271	258	283	279	280	272	290
Lead (%)	3.9	3.7	4.0	4.2	3.9	3.9	4.3
Zinc (%)	0.8	0.8	0.7	0.8	0.8	0.8	0.8

Recovery Rates
Silver (%)	95.2	95.1	95.4	94.7	93.7	95.1	94.2
Lead (%)	96.1	95.2	95.5	95.7	95.1	95.6	96.0
Zinc (%)	57.4	64.0	56.0	59.7	65.0	59.7	62.4

Metal production
Silver (in thousands of ounces)	1,062	1,647	1,517	1,283	1,083	5,509	5,615
Gold (in thousands of ounces)	0.5	1.1	0.8	1.0	0.3	3.4	3.5
Lead (in thousands of pounds)	10,542	16,392	14,671	13,278	10,504	54,883	57,886
Zinc (in thousands of pounds)	1,317	2,347	1,584	1,519	1,496	6,767	6,916

Metals sold
Silver (in thousands of ounces)	1,058	1,561	1,553	1,447	936	5,619	5,610
Gold (in thousands of ounces)	0.5	1.1	0.8	1.0	0.7	3.4	3.5
Lead (in thousands of pounds)	10,278	15,003	14,436	14,175	9,137	53,892	56,708
Zinc (in thousands of pounds)	1,524	1,947	1,617	1,521	1,306	6,609	6,968

The operational results at the GC Mine for the past five quarters are summarized as follows:

GC Mine	Q4 F2022	Q3 F2022	Q2 F2022	Q1 F2022	Q4 F2021	Year ended March 31,
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	2022	2021
Production Data
Ore Mined (tonne)	49,893	91,126	85,535	88,328	50,511	314,882	314,900
Ore Milled (tonne)	50,939	89,790	89,643	87,670	48,949	318,042	316,179

Head Grades
Silver (gram/tonne)	62	78	73	80	87	75	85
Lead (%)	1.4	1.5	1.7	1.5	1.7	1.5	1.7
Zinc (%)	2.8	3.2	3.3	3.3	3.3	3.2	3.4

Recovery Rates
Silver (%)	82.4	83.5	84.4	84.1	81.9	83.8	82.5
Lead (%)	88.7	89.0	89.5	89.3	89.7	89.2	89.6
Zinc (%)	89.8	89.8	89.6	89.3	88.2	89.6	88.2

Metal production
Silver (in thousands of ounces)	84	187	179	190	112	640	716
Lead (in thousands of pounds)	1,420	2,586	2,942	2,600	1,652	9,548	10,544
Zinc (in thousands of pounds)	2,784	5,683	5,899	5,679	3,176	20,045	21,095

Metals sold
Silver (in thousands of ounces)	115	160	176	195	120	646	705
Lead (in thousands of pounds)	2,001	2,152	2,883	2,635	1,739	9,671	10,410
Zinc (in thousands of pounds)	2,816	5,641	6,009	5,734	3,274	20,200	20,946

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) equity investments in potential world class opportunities; 4) ongoing merger and acquisition efforts to unlock value; and 5) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.